SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 5)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

M & F WORLDWIDE CORP.

(Name of the Issuer)

RONALD O. PERELMAN MACANDREWS & FORBES HOLDINGS INC. M & F WORLDWIDE CORP. MX HOLDINGS ONE, LLC MX HOLDINGS TWO, INC. MFW HOLDINGS ONE LLC MFW HOLDINGS TWO LLC

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

552541104

(CUSIP Number of Class of Securities)

M & F Worldwide Corp. 35 East 62nd Street New York, New York 10065 Attn: Secretary (212) 572-8435

Ronald O. Perelman

MacAndrews & Forbes Holdings Inc.

MX Holdings One, LLC

MX Holdings Two, Inc.

MFW Holdings One LLC

MFW Holdings Two LLC

35 East 62nd Street

New York, New York 10065

Attn: General Counsel

(212) 572-8600

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Willkie Farr & Gallagher LLP 787 7th Avenue New York, NY 10019 Attn: Michael A. Schwartz, Esq. (212) 728-8000	Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 Attn: Alan C. Myers, Esq. (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee $
$273,498,275	$31,753.15

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: the filing fee of $31,753.15 was determined by multiplying ..00011610 by the aggregate merger consideration of $273,498,275. The aggregate merger consideration was calculated by multiplying the 10,939,931 outstanding shares of common stock to be acquired pursuant to the merger and the merger consideration of $25.00 per share.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31,753.15	Filing Party:	M & F Worldwide Corp.

Form or Registration No.:	Schedule 14A	Date Filed:	September 28, 2011

Introduction

This Amendment No. 5 (the “Final Amendment”) to Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by M & F Worldwide Corp., a Delaware corporation (the “Company”), Ronald O. Perelman (“Mr. Perelman”), MacAndrews & Forbes Holdings Inc., a Delaware corporation (“Holdings”), MX Holdings One, LLC, a Delaware limited liability company (“Parent”), MX Holdings Two, Inc., a Delaware corporation (“Merger Sub”), MFW Holdings One LLC, a Delaware limited liability company (“Holdings One”), and MFW Holdings Two LLC (“Holdings Two”), a Delaware limited liability company (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

Item 5.	Past Contracts, Transactions and Plans or Proposals

Regulation	M-A Item 1005

Item 5(e) is hereby amended and supplemented as follows:

The information set forth in Item 11 of this Final Amendment is incorporated by reference herein.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

Item 10 (a)—(d) is hereby amended and supplemented as follows:

On December 21, 2011, in connection with the consummation of the Merger (as defined below), Parent entered into a $250 million senior secured term loan facility (the “Facility”) with Deutsche Bank Trust Company Americas (“Deutsche Bank”). Approximately $198 million of the proceeds of the Facility were contributed to Merger Sub, in exchange for shares of its capital stock, which used such proceeds to fund a portion of the aggregate merger consideration. The Facility has a term of 23 months available in a single drawdown on the closing date of the merger. Loans under the Facility are expected to bear interest, at the Borrower’s option, at a rate equal to LIBOR (London interbank offer rate) plus (1) 2.50% for loans equal to or greater than $1,000,000 and (2) the rate announced by Deutsche Bank as the “prime rate” plus 1.00% for loans less than $1,000,000. In connection with the Facility, Holdings One and Holdings Two entered into a Third Party Pledge and Security Agreement, dated as of December 21, 2011 (the “Pledge Agreement”), and Parent entered into a Pledge and Security Agreement, dated as of December 21, 2011 (the “Parent Pledge Agreement”), pursuant to which the shares of Surviving Corporation Common Stock (as defined below) held by Holdings One, Holdings Two and Parent were pledged to Deutsche Bank.

The foregoing summary of the Facility, the Pledge Agreement and the Parent Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the Facility, the Pledge Agreement and the Parent Pledge Agreement, which are attached as Exhibits hereto and incorporated by reference herein.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

Item 11(b) is hereby amended and supplemented as follows:

On December 21, 2011, pursuant to a Purchase Agreement, dated as of December 21, 2011 (“Purchase Agreement”), by and between Holdings and Mr. Perelman, Mr. Perelman transferred 133,334 shares of the Company’s common stock, par value $.01 per share (“Common Stock”) to Holdings. Immediately thereafter, Holdings contributed such 133,334 shares of Common Stock to Parent, its wholly owned subsidiary, pursuant to a contribution agreement, dated as of December 21, 2011 (the “Parent Contribution Agreement”).

On December 21, 2011, the Contribution Agreement, dated September 12, 2011 (the “Contribution Agreement”), by and among Holdings One, Holdings Two, Merger Sub and Mr. Perelman was amended (“Amendment No. 1”) to permit the transactions contemplated by the Purchase Agreement and the Parent Contribution Agreement, and to provide that Parent, in lieu of Mr. Perelman, would contribute 133,334 shares of Common Stock to Merger Sub. On the same date, and in connection with the Merger, pursuant to the Contribution Agreement, Holdings One, Holdings Two and Parent (the “Contributing Stockholders”), immediately prior to the effective time of the Merger, contributed to Merger Sub 7,248,000, 1,012,666 and 133,334 shares of Common Stock, respectively, in exchange for shares of capital stock of Merger Sub.

The foregoing summaries of the Purchase Agreement, the Parent Contribution Agreement, the Contribution Agreement and Amendment No. 1, do not purport to be complete and are qualified in their entirety by reference to the respective agreements, which are attached as Exhibits hereto and incorporated by reference herein.

Item 15.	Additional Information

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

On December 21, 2011, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of September 12, 2011 (the “Merger Agreement”), by and among the Company, Parent, Merger Sub and, solely with respect to the sections specified therein, Holdings. On the same date, pursuant to the Merger Agreement, Merger Sub was merged with and into the Company with the Company as the surviving corporation (the “Merger”). At the effective time of the Merger, (i) each share of Common Stock (other than Common Stock held by Merger Sub, the Company and holders who have perfected and not withdrawn a demand for appraisal rights (collectively, “Excluded Shares”)) was cancelled and was converted into the right to receive $25.00, in cash, without interest, (ii) each Excluded Share was cancelled and (iii) each share of common stock, par value $.01 per share of Merger Sub, was cancelled and converted into one share of common stock, par value $.01 of the surviving corporation (“Surviving Corporation Common Stock”).

As a result of the Merger, the Company (as the surviving corporation), became a wholly-owned indirect subsidiary of Holdings. On December 21, 2011, the Company notified the NYSE of the completion of the Merger and requested that trading in Common Stock be suspended and that the NYSE file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 25, thereby commencing the process of delisting and deregistering the Common Stock. The Company intends to file a Form 15 to suspend its reporting obligations under Section 13(a) and 15(d) of the Exchange Act and to deregister its Common Stock under Section 12(g) of the Exchange Act as soon as practicable.

On December 21, 2011, the Company announced the consummation of the above described transaction in a press release, which is attached as an Exhibit hereto.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1) Proxy Statement of M & F Worldwide Corp., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 18, 2011.

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated September 12, 2011 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 12, 2011 and incorporated herein by reference).

(a)(6) Letter to Stockholders, dated December 7, 2011 (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 7, 2011).

(a)(6) Press Release, dated as of December 21, 2011 (filed as Exhibit 99.1 to M & F Worldwide Corp.’s Current Report on Form 8-K dated December 22, 2011, and incorporated herein by reference).

(b)(1) Deutsche Bank Commitment Letter, dated as of September 9, 2011 (filed as Exhibit 36 to the Statement on Schedule 13D, dated September 12, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(b)(2) Extension of Deutsche Bank Commitment Letter, dated as of September 26, 2011 (previously filed on September 28, 2011).

(b)(3) Term Loan Agreement, dated as of December 21, 2011, by and between MX Holdings One, LLC and Deutsche Bank Trust Company Americas (filed as Exhibit 41 to the Statement on Schedule 13D, dated December 22, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC, MFW Holdings Two LLC, and MX Holdings One, LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(c)(1) Opinion of Evercore Group L.L.C., dated September 10, 2011 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Presentation, dated June 20, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp. (previously filed on November 1, 2011).

(c)(3) Presentation, dated July 27, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp. (previously filed on September 28, 2011).

(c)(4) Presentation, dated August 10, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp. (previously filed on November 1, 2011).

(c)(5) Presentation, dated August 17, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp. (previously filed on November 1, 2011).

(c)(6) Presentation, dated September 10, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp. (previously filed on November 10, 2011).

(c)(7) Presentation, dated June 9, 2011, prepared by Moelis & Company. for MacAndrews & Forbes Holdings Inc. (previously filed on November 1, 2011).

(c)(8) Presentation, dated September 6, 2011, prepared by Moelis & Company. for MacAndrews & Forbes Holdings Inc. (previously filed on November 10, 2011).

(c)(9) Presentation, dated September 9, 2011, prepared by Moelis & Company. for MacAndrews & Forbes Holdings Inc. (previously filed on November 10, 2011).

(d)(1) Agreement and Plan of Merger, dated September 12, 2011, by and among M & F Worldwide Corp., MX Holdings One, LLC, MX Holdings Two, Inc., and, solely with respect to the sections specified therein, MacAndrews & Forbes Holdings Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Contribution Agreement, dated as of September 12, 2011, by and among MX Holdings Two, Inc., MFW Holdings One LLC, MFW Holdings Two LLC and Ronald O. Perelman (filed as Exhibit 35 to the Statement on Schedule 13D, dated September 12, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(d)(3) Stockholders Agreement, dated January 20, 2009, by and between M & F Worldwide Corp. and MacAndrews & Forbes Holdings Inc. (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated January 20, 2009 and incorporated herein by reference).

(d)(4) Pledge and Security Agreement, dated May 18, 2007, between MFW Holdings One LLC and Deutsche Bank Trust Company Americas (filed as Exhibit 30 to the Statement on Schedule 13D, dated May 23, 2007, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(d)(5) Registration Rights Agreement between Mafco Consolidated Group LLC and M & F Worldwide Corp. (filed as Exhibit 2 to the Statement on Schedule 13D, dated June 26, 1995, filed by Mafco Consolidated Group Inc. and Mafco Holdings Inc. with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(d)(6) Third Party Pledge and Security Agreement, dated as of December 21, 2011, by and among MFW Holdings One LLC, MFW Holdings Two LLC, and Deutsche Bank Trust Company Americas (filed as Exhibit 44 to the Statement on Schedule 13D, dated December 22, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC, MFW Holdings Two LLC, and MX Holdings One, LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(d)(7) Pledge and Security Agreement, dated as of December 21, 2011, by and between MX Holdings One, LLC and Deutsche Bank Trust Company Americas (filed as Exhibit 45 to the Statement on Schedule 13D, dated December 22, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC, MFW Holdings Two LLC, and MX Holdings One, LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(d)(8) Amendment No. 1, dated as of December 21, 2011, by and among MFW Holdings One LLC, MFW Holdings Two LLC, MX Holdings One, LLC, MX Holdings Two, Inc. and Ronald O. Perelman, to the Contribution Agreement, dated as of September 12, 2011, by and among MX Holdings Two, Inc., MFW Holdings One LLC, MFW Holdings Two LLC and Ronald O. Perelman (filed as Exhibit 43 to the Statement on Schedule 13D, dated December 22, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC, MFW Holdings Two LLC, and MX Holdings One, LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(d)(9) Purchase Agreement, dated as of December 21, 2011, by and between MacAndrews & Forbes Holdings Inc. and Ronald O. Perelman (filed as Exhibit 38 to the Statement on Schedule 13D, dated December 22, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC, MFW Holdings Two LLC, and MX Holdings One, LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(d)(10) Contribution Agreement, dated as of December 21, 2011, by and between MacAndrews & Forbes Holdings Inc. and MX Holdings One, LLC (filed as Exhibit 39 to the Statement on Schedule 13D, dated December 22, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC, MFW Holdings Two LLC, and MX Holdings One, LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).

(f)(1) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 22, 2011

M & F WORLDWIDE CORP.

By:	/s/ Paul G. Savas
	Name:	Paul G. Savas
	Title:	Executive Vice President and
Chief Financial Officer

/s/ Ronald O. Perelman
RONALD O. PERELMAN
MACANDREWS & FORBES HOLDINGS INC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MX HOLDINGS ONE, LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MX HOLDINGS TWO, INC.

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW HOLDINGS ONE LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW HOLDINGS TWO LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman